Exhibit 12.01
OGE ENERGY CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(In thousands)	2005	2006	2007	2008	2009

Earnings:
Pre-tax income from continuing operations	$229,838	$346,560	$360,958	$332,594	$382,192

Add Fixed Charges	95,957	104,156	97,599	130,023	154,498

Subtotal	325,795	450,716	458,557	462,617	536,690

Subtract:
Allowance for borrowed funds used during construction	2,233	4,487	3,989	3,950	8,284
Other capitalized interest	---	920	902	3,615	6,336

Total Earnings	323,562	445,309	453,666	455,052	522,070

Fixed Charges:
Interest on long-term debt	79,951	88,287	88,677	106,565	143,593
Interest on short-term debt and other interest charges	12,571	13,108	6,444	21,041	8,453
Calculated interest on leased property	3,435	2,761	2,478	2,417	2,452

Total Fixed Charges	$95,957	$104,156	$97,599	$130,023	$154,498

Ratio of Earnings to Fixed Charges	3.37	4.28	4.65	3.50	3.38